11016426

SEC RECEIVED PROCESSING SECTION FEB 25 2011 WASH, D.C. 189

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton Seidel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, California 90211-2708
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas N. Tone, C.P.A. (805)496-5474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 E. Thousand Oaks Bl.,#257, Thousand Oaks, CA 91360
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Arnold Seidel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Morton Seidel & Company, Inc.**, as of **December 31,** 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman of the Board
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of XXXXXXXXXXXXXXXXXX. cash flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARLENE R. SLATEN
Commission # 1826505
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2012

ARS

ARLENE R. SLATEN
Commission # 1826505
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2012

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS

100 E. THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH 805-496-5474 FAX 805495-1832

Independent Auditors' Report

TO: The Board of Directors and Stockholders

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Tone, Walling & Kissinger

January 25, 2011.

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

A S S E T S

Cash and cash equivalents	$295,923
Fixed assets, at cost, less accumulated depreciation of $53,941	38,110
Prepaid expenses	1,270
Deposit	3,280
	$338,583

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Long term note payable	$31,839
Accounts payable and accrued expenses	799
Total liabilities	32,638
Stockholders' equity:	
Common stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	238,493
Total stockholders' equity	305,945
	$338,583

See accompanying notes to the financial statements.

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. Company management has placed the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from any one customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Recognition of income

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority (FINRA), uses the settlement date for income and expense recognition of commissions.

Fixed assets and depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of from five to seven years.

Income taxes

Income taxes are provided on book income which also recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Such differences were immaterial and no deferred tax assets or liabilities are included in the accompanying financial statement.

Investments

The Company carried no share investments of any company on its book during the year.

2. Net Capital Requirements

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $261,272 which was $211,272 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.125 to 1.

3. Commitments

The Company's offices are presently under terms of a one year lease. Rent expense totaled $47,666 for the year.

4. Income taxes

Deferred income taxes, when applicable, are primarily the result of timing difference between financial statement and tax reporting, and are presently immaterial. The difference between the statutory rate (fifteen percent for taxable income below $50,000) and the actual rate, is the State tax and the non-deductible portion of entertainment expense.

As of January 1, 2009, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not result in the change to any Statement of Financial Condition account as the Company is not aware of any significant uncertain tax positions. The Company's tax returns are not now under, nor have they been under any examination by any taxing authority for any open year

5. Note payable to bank

The Company purchased an auto, financing it through a bank over sixty months beginning in February 2011, at 1.99 percent simple interest. The annual maturities are as follows:

2011	$5,581
2012	6,241
2013	6,360
2014	6,482
2015	6,607
2016	568

	$31,839
	======

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF
FINANCIAL CONDITION

as of
December 31, 2010
together with
Independent Auditors' Report